Exhibit 99.1

New Gold announces results of vote for election of Board Of Directors

TORONTO, April 30, 2018 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General Meeting of Shareholders (the "Meeting") held on April 25, 2018 in Toronto, Ontario. The director nominees listed in the Management Information Circular dated March 16, 2018 were elected as directors of New Gold at the Meeting by a show of hands. New Gold received the following proxy votes in advance of the Meeting with respect to the election of directors:

Director Nominee	Proxy Votes For	% of Proxy Votes For	Proxy Votes Withheld	% of Proxy Votes Withheld
Gillian Davidson	290,993,987	99.32%	1,993,522	0.68%
James Estey	288,226,613	98.38%	4,760,896	1.62%
Margaret Mulligan	290,927,695	99.30%	2,059,814	0.70%
Ian Pearce	288,381,438	98.43%	4,606,071	1.57%
Hannes Portmann	288,871,542	98.60%	4,115,967	1.40%
Marilyn Schonberner	290,754,078	99.24%	2,233,431	0.76%
Raymond Threlkeld	287,619,941	98.17%	5,367,568	1.83%

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on April 27, 2018.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/30/c6609.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Investor Relations, Direct: +1 (416) 324-6015, TF: 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 30-APR-18